

November 22, 2010

Yao-Ting Su
Chief Executive Officer
Xodtec LED, Inc.
2F., No. 139, Jian 1st Rd., Jhonghe City
Taipei County 235, Taiwan (R.O.C.)

> **Re:**   **Xodtec LED, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed July 19, 2010**
> **File No. 333-148005**

Dear Yao-Ting Su:

   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended February 28, 2010

Consolidated Financial Statements

Consolidated Statement of Changes in Stockholders' Equity, page F-5

1. Tell us if the Balance, February 28, 2009 should be marked "restated." Please revise if applicable.

Notes to Consolidated Financial Statements

Note 1 – Nature of Operations and Basis of Presentation, page F-8

1. Please tell us in detail, citing the accounting literature on which you have relied, your financial reporting for your 35% owned subsidiary, Radiant Sun Development, S.A. Please tell us your consideration of ASC 323.

Note 1 – Restatement of Prior Financial Statements, page F-8

2. Please tell us why you have not provided the required disclosure for restated financial statements pursuant to ASC 250-10-50. Please ask your auditors to tell us why they did not disclose the restatement in their report and refer to footnote disclosure.

Note 5 - Reverse Acquisition, page F-15
Note 6 - Capital Stock and Share-Based Payments, page F-16

3. For each transaction, tell us and disclose in future filings the value that you attributed to your stock and how it was determined. In addition, please tell us how you followed the guidance in ASC 815-40 and ASC 815-10 regarding determining whether an instrument (or an embedded feature) is indexed to your stock.   We note that On October 5, 2009, you sold 1,000,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock at an exercise price of $1.50 per share. Pursuant to the subscription agreement, you agreed that, for 18 months thereafter, you would not issue any class or debt or equity which could be convertible into common stock. If the Company issues common stock to any investor at a price of less the $0.70 per share, then the Company would issue to the investor such number of additional shares which equals to the amount of the investor's purchase ($700,000) by the difference between $0.70 per share and the purchase price paid in the subsequent offering. The value of warrants was determined by using the Black-Scholes pricing model with the following assumptions: discount rate at 1.24%; dividend yield at 0%; expected volatility at 72% and term of 2.5 years. The value of the warrants was $435,493.

Forms 10-Q for the Quarterly Period Ended May 31 and August 31, 2010

General

4. Please respond, as appropriate, to the comments issued regarding Form 10-K for the year ended February 28, 2010.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Asher S. Levitsky PC at Sichenzia Ross Friedman Ference LLP